Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-157386 and 333-157386-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 26, 2009

PRICING SUPPLEMENT NO. 2009-MTNDD377 DATED                     , 2009

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

3% Minimum Coupon Principal Protected Notes

Based Upon the Dow Jones-AIG Commodity IndexSM-Excess Return

Due 2014

$10 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	The notes have a maturity of approximately five years and will mature on , 2014. You will receive at maturity for each note you hold an amount in cash equal to $10 plus the last coupon amount.
■

The notes will pay a coupon per coupon period at a variable rate which will not be less than 3% per coupon period and will depend upon the return of the Dow Jones-AIG Commodity IndexSM-Excess Return (which we refer to as the underlying index) during each coupon period. A coupon period will begin on the last index business day of the preceding coupon period, except for the first coupon period which will begin on the date the notes are priced for initial sale to the public (which we refer to as the pricing date), and end approximately one year later. A coupon amount is payable five business days after the end of each coupon period on April     , 2010; April     , 2011; April     , 2012; April     , 2013; and on the maturity date (each of which we refer to as a coupon payment date).

■

The coupon amount payable on each coupon payment date will depend upon the closing value of the underlying index on each index business day during the related coupon period, will be based on the percentage change in the closing value of the underlying index during such coupon period and will not be less than $0.30 (3% of $10 principal amount per note) per note nor be greater than approximately $2.50 to $3.00 (25% to 30% of $10 principal amount per note) per note (to be determined on the pricing date). Thus, for each $10 principal amount note held, you will receive on each coupon payment date either:

■

an amount equal to the product of (a) $10 and (b) the percentage change in the closing value of the underlying index from the first index business day of the related coupon period through the last index business day of the coupon period (which we refer to as the index percentage change), if (i) the closing value of the underlying index on every index business day during the coupon period is less than or equal to approximately 125% to 130% (to be determined on the pricing date) of the closing value of the underlying index on the first index business day of the coupon period (which we refer to as the starting value) and (ii) the index percentage change is greater than 3%; or

■	an amount equal to $0.30 (3% of $10 principal amount per note), in all other cases.
■	Application will be made to list the notes on NYSE Arca under the symbol “MKN.”

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-7.

“Dow Jones,” “AIG®,” “Dow Jones-AIG Commodity IndexSM,” and “Dow Jones-AIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group, Inc., as the case may be, and have been licensed for use for certain purposes by Citigroup Global Markets Inc. The notes have not been passed on by Dow Jones & Company, Inc., American International Group, Inc., AIG Financial Products Corp. or any of their subsidiaries or affiliates. The notes are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc., American International Group, Inc., AIG Financial Products Corp. or any of their subsidiaries or affiliates and none of Dow Jones & Company, Inc., American International Group, Inc., AIG Financial Products Corp. or any of their subsidiaries or affiliates, makes any warranties or bears any liability with respect to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality, and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program.

	Per Note	Total
Public Offering Price	$10.000	$
Underwriting Discount	$0.325	$
Proceeds to Citigroup Funding Inc.	$9.675	$

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $0.325 for each $10.000 note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets not more than $0.300 from this underwriting fee for each note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, a fixed sales commission of $0.300 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution” in this pricing supplement for more information.

Citigroup Global Markets expects to deliver the notes to purchasers on or about                     , 2009.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The 3% Minimum Coupon Principal Protected Notes Based Upon the Dow Jones-AIG Commodity IndexSM-Excess Return, or the notes, are investments linked to a commodities index offered by Citigroup Funding Inc. having a maturity of approximately five years. The notes are 100% principal protected if held to maturity, subject to the credit risk of Citigroup Inc., and will pay a coupon per coupon period at a variable rate which will depend upon the closing value of the Dow Jones-AIG Commodity IndexSM-Excess Return (which we refer to as the underlying index) on every index business day in each coupon period but will not be less than 3% per coupon period.

For each coupon period, if the closing value of the underlying index on every index business day during such coupon period does not exceed the related starting value by more than approximately 25% to 30% (to be determined on the pricing date) and the index percentage change is greater than 3%, the payment you receive on the related coupon payment date for each $10 note you hold will be an amount based on the index percentage change and will not be greater than approximately $2.50 to $3.00 (25% to 30% of $10 principal amount per note) (to be determined on the pricing date). If the closing value of the underlying index on any index business day during such coupon period exceeds the related starting value by more than approximately 25% to 30% (to be determined on the pricing date) or if the index percentage change is less than or equal to 3%, on the related coupon payment date you will receive $0.30 (3% of $10 principal amount per note) for each note you hold.

The first coupon period begins at the close of trading on the pricing date and ends at the close of trading on March     , 2010 and the related coupon payment date is April     , 2010. The second coupon period begins at the close of trading on March     , 2010 and ends at the close of trading on March     , 2011 and the related coupon payment date is April     , 2011. The third coupon period begins at the close of trading on March     , 2011 and ends at the close of trading on March     , 2012 and the related coupon payment date is April     , 2012. The fourth coupon period begins at the close of trading on March     , 2012 and ends at the close of trading on March     , 2013 and the related coupon payment date is April     , 2013. The last coupon period begins at the close of trading on March     , 2013 and ends at the close of trading on March     , 2014 and the related coupon payment date is the maturity date.

The notes mature on                     , 2014 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each note represents a principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Does “Principal Protected” Mean?

“Principal protected” means that your principal investment in the notes will be returned to you if held to maturity even if there is a decline in the closing value of the underlying index, subject to the credit risk of Citigroup Inc. Thus, you will not receive less than $10 per $10 principal amount of notes if you hold the notes to maturity.

Will I Receive Coupon Payments on the Notes?

Yes. The coupon amount payable on the notes will vary but will not be less than 3% per coupon period. A coupon amount is payable on April     , 2010; April     , 2011; April     , 2012; April     , 2013; and on the maturity date and will be calculated as described below.

How Will the Coupon Amount Be Calculated?

The coupon amount payable on each coupon payment date will depend upon the closing values of the underlying index during the related coupon period, will be based on the index percentage change during such coupon period and will not be less than $0.30 (3% of $10 principal amount per note) per note nor be greater than approximately $2.50 to $3.00 (25% to 30% of $10 principal amount per note) per note (to be determined on the pricing date). Thus, for each $10 principal amount note held, you will receive on each coupon payment date either:

•

an amount equal to the product of (a) $10 and (b) the index percentage change, if the closing value of the underlying index on every index business day during the related coupon period is less than or equal to approximately 125% to 130% (to be determined on the pricing date) of the applicable starting value and if the index percentage change is greater than 3%; or

•	an amount equal to $0.30 (3% of $10 principal amount per note), in all other cases.

The index percentage change for each coupon period will equal the percentage change in the closing value of the underlying index from the related ending value to the related starting value, expressed as a percentage:

Ending Value – Starting Value

Starting Value

The starting value for each coupon period will equal the closing value of the underlying index on the first index business day of such coupon period, as published by Dow Jones & Company, Inc. (or its successor) and American International Group, Inc. (or its successor) and displayed on Reuters Screen page “.DJAIG” and Bloomberg Screen page “DJAIG <INDEX>.”

The ending value for each coupon period will equal the closing value of the underlying index on the last index business day of such coupon period, as published by Dow Jones & Company, Inc. (or its successor) and American International Group, Inc. (or its successor) and displayed on Reuters Screen page “.DJAIG” and Bloomberg Screen page “DJAIG <INDEX>.”

The first coupon period begins at the close of trading on the pricing date and ends at the close of trading on March     , 2010 and the related coupon payment date is April     , 2010. The second coupon period begins at the close of trading on March     , 2010 and ends at the close of trading on March     , 2011 and the related coupon payment date is April     , 2011. The third coupon period begins at the close of trading on March     , 2011 and ends at the close of trading on March     , 2012 and the related coupon payment date is April     , 2012. The fourth coupon period begins at the close of trading on March     , 2012 and ends at the close of trading on March     , 2013 and the related coupon payment date is April     , 2013. The last coupon period begins at the close of trading on March     , 2013 and ends at the close of trading on March     , 2014 and the related coupon payment date is the maturity date.

The pricing date will be the date on which the notes are initially priced for sale to the public.

For more specific information about the determination of an index business day and the effect of a market disruption event on the determination of the coupon amount payable on each coupon payment date, please see “Description of the Notes — Coupon Amount” in this pricing supplement.

What Will I Receive at Maturity of the Notes?

The notes will mature on                     , 2014. At maturity you will receive for each note you hold an amount in cash equal to $10 plus the last coupon amount.

Where Can I Find Examples of Hypothetical Coupon Amounts and Hypothetical Total Return on the Notes?

For examples setting forth hypothetical coupon amounts payable on a coupon payment date, see “Description of the Notes — Hypothetical Coupon Amounts” and “— Hypothetical Total Return on the Notes” in this pricing supplement.

Who Publishes the Dow Jones-AIG Commodity IndexSM-Excess Return and What Does It Measure?

Unless otherwise stated, all information on the Dow Jones-AIG Commodity IndexSM-Excess Return provided in this pricing supplement is derived from Dow Jones & Company, Inc. (which we refer to as Dow Jones), American International Group, Inc. (which we refer to as American International Group), AIG Financial Products Corp. (which we refer to as AIG-FP) or other publicly available sources. The Dow Jones-AIG Commodity IndexSM-Excess Return is an index calculated, published and disseminated by Dow Jones and AIG-FP and is intended to provide a liquid and diversified benchmark for commodities investments. The Dow Jones-AIG Commodity IndexSM-Excess Return was established on July 14, 1998 to provide a diversified and liquid benchmark for physical commodities as an asset class. The Dow Jones-AIG Commodity IndexSM-Excess Return is currently composed of the prices of nineteen exchange-traded futures contracts on physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. The commodities (on which the futures contracts are based) included in the Dow Jones-AIG Commodity IndexSM-Excess Return for 2009 are aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts on the Dow Jones-AIG Commodity IndexSM-Excess Return are currently listed for trading on the Chicago Board of Trade. For further information on the Dow Jones-AIG Commodity IndexSM-Excess Return, including its makeup, method of calculation and changes in its components, see “Description of the Dow Jones-AIG Commodity IndexSM-Excess Return” in this pricing supplement.

Please note that an investment in the notes does not entitle you to any ownership or other interest in respect of the futures contracts or the commodities underlying the Dow Jones-AIG Commodity IndexSM-Excess Return.

How Has the Dow Jones-AIG Commodity IndexSM-Excess Return Index Performed Historically?

We have provided a table showing the high and low closing values of the Dow Jones-AIG Commodity IndexSM-Excess Return for each month in the period from January 2004 to January 2009 as well as a graph showing the daily closing values of the Dow Jones-AIG Commodity IndexSM-Excess Return from January 5, 2004 through February 25, 2009. You can find the table and the graph in the section “Description of Dow Jones-AIG Commodity IndexSM-Excess Return — Historical Data on the Dow Jones-AIG Commodity IndexSM-Excess Return” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Dow Jones-AIG Commodity IndexSM-Excess Return in recent years. However, past performance is not indicative of how the Dow Jones-AIG Commodity IndexSM-Excess Return will perform in the future. You should also refer to the section “Risk Factors — The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Amounts received as contingent coupons on the notes will be taxable as ordinary interest income at the time that such payments are accrued or are received (in accordance with the holder’s method of tax accounting). Upon the sale or other taxable disposition of a note, a holder generally will recognize capital gain or loss equal to the difference between the amount realized on such disposition and such holder’s tax basis in such note. Such gain or loss generally will be long-term capital gain or loss if the holder has held the note for more than one year at the time of disposition. You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

We will apply to list the notes on NYSE Arca under the symbol “MKN.” You should be aware that the listing of the notes on NYSE Arca does not guarantee that a liquid trading market will be available for the notes.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding and Citigroup’s Affiliates, Citigroup Global Markets Inc. and Citibank, N.A.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them.

Our affiliate, Citibank, N.A., will act as calculation agent for the notes. Potential conflicts of interest may exist between Citibank, N.A. as calculation agent and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the underlying index or one or more of the futures contracts included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or on one or more of the futures contracts included in the underlying index. This hedging activity could affect the value of the underlying index and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes. The notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the value of the Dow Jones-AIG Commodity IndexSM-Excess Return and other events that are difficult to predict and beyond our control.

The Return on Your Notes May Be As Little As 3% Per Coupon Period

Your coupon amount payable on each coupon payment date will depend upon the closing values of the underlying index during the applicable coupon period, will be based on the index percentage change during such coupon period and will not be less than $0.30 (3% of $10 principal amount per note) per note nor be greater than approximately $2.50 to $3.00 (25% to 30% of $10 principal amount per note) per note (to be determined on the pricing date). If (i) the closing value of the underlying index on any index business day during the coupon period exceeds the related starting value by more than approximately 25% to 30% (to be determined on the pricing date), or (ii) the index percentage change is less than or equal to 3%, then on the related coupon payment date you will receive $0.30 (3% of $10 principal amount per note) for each note you hold. Because of the possibility of a return of 3% per coupon period, the notes may provide less opportunity for return than an investment that would permit you to participate fully in the appreciation of the underlying index or an investment in some or all of the futures contracts included in the underlying index.

The Appreciation of Your Investment in the Notes Will Be Limited

If the closing value of the underlying index on any index business day during a coupon period is greater than approximately 125% to 130% (to be determined on the pricing date) of the related starting value, you will receive a coupon payment equal to $0.30 (3% of $10 principal amount per note) for each note you hold, regardless of the index percentage change. In this case, if the underlying index appreciates more than 3% during any coupon period, you will not fully participate in such appreciation. Moreover, the maximum return you will receive on the notes during each coupon period is limited to approximately 25% to 30% (to be determined on the pricing date) of the principal amount of the notes you hold.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

The Volatility of the Value of the Underlying Index

Volatility is the term used to describe the size and frequency of market fluctuations in the value of the underlying index. Because the amount of the coupon amount payable on the notes depends upon the value of the underlying index during each coupon period and may be based on the related ending value of the underlying index, the volatility of the value of the underlying index may result in your receiving a fixed return of 3% on the notes for any or all of the coupon periods. Although past volatility is not indicative of future volatility, see “Description of the Dow Jones-AIG Commodity IndexSM-Excess Return—Historical Data on the Dow Jones-AIG Commodity IndexSM -Excess Return” in this pricing supplement for more information on the historical value of the underlying index.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

Even if the closing value of the underlying index has not exceeded approximately 125% to 130% (to be determined on the pricing date) of the relevant starting value in each coupon period, if the overall return on the

notes (calculated on a simple interest rate basis) is less than         %, the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors

We believe that the value of your notes in the secondary market will be affected by the supply of, and demand for, the notes, the value of the underlying index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Underlying Index.    We expect that the market value of the notes will depend substantially on the amount, if any, by which the closing value of the underlying index changes from the starting value in each coupon period. However, changes in the closing value of the underlying index may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes prior to the end of a coupon period, even if the closing value of the underlying index has been less than or equal to approximately 125% to 130% (to be determined on the pricing date) of the applicable starting value at all times during the related coupon period up to and including the time of sale, you may receive substantially less than the amount that would be payable at maturity based on the closing value at the time of sale because of expectations that the value of the underlying index will continue to fluctuate between that time and the time when the ending value is determined. In addition, significant increases in the closing value of the underlying index may result in a decrease in the market value of the notes because if the closing value of the underlying index on any index business day during each coupon period is greater than approximately 125% to 130% (to be determined on the pricing date) of the applicable starting value, the amount you can receive on the related coupon payment date for each $10 note you then hold will be limited to $0.30 (3% of $10 principal amount per note) per note.

Trading prices of the futures contracts included in the underlying index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the commodities trading markets on which such futures contracts are traded, and by various circumstances that can influence the values of such futures contracts. These circumstances include changes in supply and demand relationships; weather; agricultural, trade, fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; and changes in interest rates. This may in turn result in volatile changes in the value of the underlying index and, as a result, the value of the notes.

Citigroup Funding’s hedging activities in the futures contracts included in the underlying index, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the futures contracts included in the underlying index.

Volatility of the Underlying Index.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of the underlying index changes during the term of the notes, the market value of the notes in the secondary market may decrease.

Suspension or Disruption of Futures Trading May Adversely Affect the Value of the Notes.    The futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the cessation of trading in futures contracts, the participation of speculators and government and futures exchange regulation and intervention, any of which could reduce the value of the notes. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuations” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once a limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These distortions or disruptions may affect one or more components of the underlying index or the value of the underlying index itself.

Interest Rates.    We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes in the secondary market may increase.

Time Premium or Discount.    As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the closing value of the underlying index. A “time premium” or “discount” results from expectations concerning the closing value of the underlying index during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.    Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the futures contracts included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or the futures contracts included in the underlying index. This hedging activity could affect the value of the underlying index and therefore the market value of the notes. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in the financial condition or results of Citigroup Funding or the credit ratings, financial condition or results of Citigroup Inc. may affect the value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of the payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index

The historical performance of the underlying index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the underlying index during the term of the notes. Changes in the value of the underlying index will affect the market value of the notes, but it is impossible to predict whether the value of the underlying index will fall or rise.

Higher Future Prices of the Futures Contracts Included in the Underlying Index Relative to Their Current Prices May Decrease Your Return on the Notes

Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the futures contracts included in the underlying index approach expiration, they are replaced by futures contracts that have a later expiration. Thus, for example, a futures contract purchased and held in December may specify a February expiration. As time passes, the contract expiring in February is replaced by a contract for delivery in March. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the February contract would take place at a price that is higher than the price of the March contract, thereby creating a positive “roll yield,” without necessarily being indicative of the performance of the contracts.

While many of the contracts included in the underlying index have historically exhibited consistent periods of backwardation, some of the contracts recently have not exhibited backwardation and backwardation will most likely not exist at all times in the future. Moreover, certain of the commodities included in the underlying index, such as gold, have historically traded in markets in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the underlying index and, accordingly, decrease your return on the notes.

The Notes Include the Risk of Concentrated Positions in One or More Commodity Sectors

The physical commodities underlying the futures contracts included in the underlying index from time to time are heavily concentrated in a limited number of sectors, particularly energy and agriculture. An investment in the notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors. For example, as of January 30, 2009, approximately 30.52% of the component commodities of the underlying index were energy oriented. Accordingly, a decline in value of commodity futures traded in this sector would adversely affect the performance of the underlying index. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the underlying index to lessen or eliminate the concentration of existing energy contracts in the underlying index or to broaden the underlying index to account for such developments, the level of the underlying index and hence the value of the notes could decline.

Commodity Futures Contracts Are Subject to Uncertain Legal and Regulatory Regimes

The commodity futures contracts that underlie the Dow Jones-AIG Commodity IndexSM-Excess Return are subject to extensive statutes, regulations, and margin requirements. The Commodity Futures Trading Commission (“CFTC”) and the exchanges on which such futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. The effects of any future regulatory change on the value of the notes is impossible to predict, but could be substantial and adverse to your interests as a holder of the notes. For example, the United States House of Representatives and the United States Senate have considered legislation that may, if enacted, among other things, require the CFTC to adopt rules that would subject Citigroup Funding or its affiliates to position limits in certain commodity futures contracts.

The underlying index includes commodity contracts on foreign trading facilities that are less regulated than U.S. markets and are subject to risks that do not always apply to U.S. markets. The underlying index includes commodity contracts on physical commodities on trading facilities located outside the United States. The Dow Jones-AIG Commodity Index Committee currently has not established any limits on the percentages of the commodities, by weight, traded on a non-U.S. trading facility that can be included in the index; historically, such percentages have not exceeded 20%. The regulations of the CFTC do not apply to trading on foreign trading facilities, and trading on foreign trading facilities may involve different and greater risks than trading on United States trading facilities. Certain foreign markets may be more susceptible to disruption than United States trading facilities due to the lack of a government-regulated clearinghouse system. Trading on foreign trading facilities also involves certain other risks that are not applicable to trading on United States trading facilities. Those risks include: exchange rate risk relative to the U.S. dollar, exchange controls, expropriation, burdensome or confiscatory taxation, and moratoriums, and political or diplomatic events. It will also likely be more costly and difficult for Dow Jones, AIG-FP and the Dow Jones-AIG Commodity Index Committee to enforce the laws or regulations of a foreign country or trading facility, and it is possible that the foreign country or trading facility may not have laws or regulations which adequately protect the rights and interests of investors in the commodity contracts included in the underlying index. In addition, because foreign trading facilities may be open on days when the level of the underlying index is not published, the value of the commodities included in the underlying index may change on days when the underlying index level is unavailable.

The Notes Will Not Be Regulated by the Commodity Futures Trading Commission

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a commodity pool operator. Because the notes are not interests in a commodity pool, they will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools.

The Notes are Linked to the Dow Jones-AIG Commodity IndexSM -Excess Return and not to the Dow Jones-AIG Commodity Index Total ReturnSM

The notes are linked to the Dow Jones-AIG Commodity IndexSM-Excess Return and not to the Dow Jones-AIG Commodity Index Total ReturnSM. The Dow Jones-AIG Commodity IndexSM-Excess Return reflects returns that are potentially available through an unleveraged investment in the index components. The Dow Jones-AIG Commodity Index Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Dow Jones-AIG Commodity Index, also reflects interest that could be earned on cash collateral invested in hypothetical three-month U.S. Treasury bills. Because the notes are linked to the Dow Jones-AIG Commodity IndexSM-Excess Return and not the Dow Jones-AIG Commodity Index Total ReturnSM, the return from an investment in the notes will not reflect this total return feature.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

There is currently no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Futures Contracts Included in the Underlying Index or Related Derivative Instruments by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell futures contracts included in the underlying Index or derivative instruments relating to the underlying index or such futures contracts for their own accounts in connection with their normal business practices. These transactions could affect the value of the futures contracts included in the underlying index and, thus, the closing value of the underlying index and the market value of the notes.

Citibank, N.A., an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citibank, N.A., which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citibank, N.A.’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in the underlying index or one or more of the futures contracts included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or the futures contracts included in the underlying index. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the closing value of the underlying index and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

You Will Have No Rights Against the Publishers of the Underlying Index or With Respect to Any Futures Contracts or Commodities Included in the Underlying Index

You will have no rights against the publishers of the underlying index, even though the amount you receive on a coupon payment date will depend upon the daily closing value and the applicable ending value of the underlying index, which depends, in part, on the weighted values of the underlying index. By investing in the notes, you will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, the future contracts or commodities included in the underlying index. The index publishers are not in any way involved in this offering and have no obligations relating to the notes or the holders of the notes. The notes are debt securities issued by Citigroup Funding, not an interest in the futures contracts or commodities included in the underlying index.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

The 3% Minimum Coupon Principal Protected Notes Based Upon the Dow Jones-AIG Commodity IndexSM-Excess Return (the “Notes”) are investments linked to a commodities index offered by Citigroup Funding Inc. and have a maturity of approximately five years. The Notes are 100% principal protected if held to maturity, subject to the credit risk of Citigroup Inc., and will pay a coupon per Coupon Period at a variable rate which will depend on the closing value of the Dow Jones-AIG Commodity IndexSM-Excess Return (the “Underlying Index”) on every Index Business Day in each Coupon Period but will not be less than 3% per Coupon Period.

For each Coupon Period, if the closing value of the Underlying Index on every Index Business Day during such Coupon Period does not exceed the related Starting Value by more than approximately 25% to 30% (to be determined on the Pricing Date) and the Index Percentage Change is greater than 3%, the payment you receive on the related Coupon Payment Date for each $10 Note you hold will be based on the Index Percentage Change and will be an amount not greater than approximately $2.50 to $3.00 (25% to 30% of $10 principal amount per Note) (to be determined on the Pricing Date). If the closing value of the Underlying Index on any Index Business Day during such Coupon Period exceeds the related Starting Value by more than approximately 25% to 30% (to be determined on the Pricing Date) or if the Index Percentage Change is less than or equal to 3%, you will receive a coupon amount equal to $0.30 (3% of $10 principal amount per Note) for each Note you hold on the related Coupon Payment Date.

The first Coupon Period begins at the close of trading on the Pricing Date and ends at the close of trading on March     , 2010 and the related Coupon Payment Date is April     , 2010. The second Coupon Period begins at the close of trading on March     , 2010 and ends at the close of trading on March     , 2011 and the related Coupon Payment Date is April     , 2011. The third Coupon Period begins at the close of trading on March     , 2011 and ends at the close of trading on March     , 2012 and the related Coupon Payment Date is April     , 2012. The fourth Coupon Period begins at the close of trading on March     , 2012 and ends at the close of trading on March     , 2013 and the related Coupon Payment date is April     , 2013. The last Coupon Period begins at the close of trading on March     , 2013 and ends at the close of trading on March     , 2014 and the related Coupon Payment date is the maturity date.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $             (             Notes). The Notes will mature on                     , 2014. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of any payments due under the Notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Payment at Maturity

The Notes will mature on                     , 2014. If you hold your Note to maturity, you will receive at maturity for each $10 principal amount Note an amount in cash equal to $10 plus the last Coupon Amount.

Coupon Amount

The Coupon Amount payable on the Notes will vary but will not be less than 3% of $10 principal amount per Note. A Coupon Amount is payable on April     , 2010; April     , 2011; April     , 2012; April     , 2013; and on the maturity date (the “Coupon Payment Dates”) and will be calculated as described below.

The Coupon Amount payable on each Coupon Payment Date will depend upon the closing value of the Underlying Index during the related Coupon Period, will be based on the Index Percentage Change during such Coupon Period and will not be less than $0.30 (3% of $10 principal amount per Note) per Note nor be greater than approximately $2.50 to $3.00 (25% to 30% of $10 principal amount per Note) per Note (to be determined on the Pricing Date). Thus, for each $10 principal amount Note held, you will receive on each Coupon Payment Date either:

•

an amount equal to the product of (a) $10 and (b) the Index Percentage Change, if the closing value of the Underlying Index on every Index Business Day during the related Coupon Period is less than or equal to approximately 125% to 130% (to be determined on the Pricing Date) of the applicable Starting Value and if the Index Percentage Change is greater than 3%; or

•	an amount equal to $0.30 (3% of $10 principal amount per Note), in all other cases.

The Index Percentage Change for each Coupon Period will equal the percentage change in the closing value of the Underlying Index from the related Ending Value to the related Starting Value, expressed as a percentage:

    Ending Value – Starting Value

Starting Value

The Starting Value for each Coupon Period will equal the closing value of the Underlying Index on the first Index Business Day of such Coupon Period, as published by Dow Jones & Company, Inc. (or its successor) and American International Group, Inc. (or its successor) and displayed on Reuters Screen page “.DJAIG” and Bloomberg Screen page “DJAIG <INDEX>.”

The Ending Value for each Coupon Period will equal the closing value of the Underlying Index on the last Index Business Day of such Coupon Period, as published by Dow Jones & Company, Inc. (or its successor) and American International Group, Inc. (or its successor) and displayed on Reuters Screen page “.DJAIG” and Bloomberg Screen page “DJAIG <INDEX>.”

The first Coupon Period begins at the close of trading on the Pricing Date and ends at the close of trading on March     , 2010. The second Coupon Period begins at the close of trading on March     , 2010 and ends at the close of trading on March     , 2011. The third Coupon Period begins at the close of trading on March     , 2011 and ends at the close of trading on March     , 2012. The fourth Coupon Period begins at the close of trading on March     , 2012 and ends at the close of trading on March     , 2013. The last Coupon Period begins at the close of trading on March     , 2013, and ends at the close of trading on March     , 2014.

The Pricing Date will be the date on which the Notes are initially priced for sale to the public.

Unless specified otherwise in the applicable offering summary as superseded after pricing by the related pricing supplement, the coupon payment will be payable to the persons in whose names the Notes are registered at the close of business on one Business Day preceding the Coupon Payment Date. If a Coupon Payment Date falls on a day that is not a Business Day, the coupon payment to be made on that Coupon Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on that Coupon Payment Date, and no additional interest will accrue as a result of such delayed payment.

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

If the Ending Value of the Underlying Index is not available on any date of determination because of a Market Disruption Event or otherwise, the value of the Underlying Index for that Index Business Day, unless deferred by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the value of the Underlying Index obtained from as many dealers in commodities futures (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the Calculation Agent. The determination of the value of the Underlying Index by the Calculation Agent in the event of a Market Disruption Event may be deferred by the Calculation Agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day immediately prior to the maturity date.

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (1) futures contracts which then comprise 20% or more of the value of the Dow Jones-AIG Commodity Index SM-Excess Return or any successor index, (2) any options or futures contracts, or any options on such futures contracts relating to the Dow Jones-AIG Commodity IndexSM-Excess Return or any successor index or (3) any options or futures contracts relating to futures contracts which then comprise 20% or more of the value of the Dow Jones-AIG Commodity IndexSM-Excess Return or any successor index on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a futures contract included in the Dow Jones-AIG Commodity IndexSM-Excess Return is materially suspended or materially limited at that time, then the relevant percentage contribution of that futures contract to the value of the Dow Jones-AIG Commodity IndexSM-Excess Return will be based on a comparison of the portion of the value of the Dow Jones-AIG Commodity IndexSM-Excess Return attributable to that futures contract relative to the overall value of the basket of commodities, in each case immediately before that suspension or limitation.

An “Index Business Day” means a day, as determined by the Calculation Agent, on which the Underlying Index or any successor index is calculated and published and on which futures contracts comprising more than 80% of the value of the index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Hypothetical Coupon Amounts

The Coupon Amount payable for each Coupon Period, which can be as little as $0.30 (3% of $10 principal amount per Note) per Note, will depend on the closing values of the Underlying Index on every Index Business Day during such Coupon Period and will be based on the Index Percentage Change.

Because the closing value of the Underlying Index may be subject to significant variations during each Coupon Period, it is not possible to present a chart or table illustrating a complete range of possible Coupon Amounts. The examples of hypothetical Coupon Amounts set forth below are intended to illustrate the effect of different Ending Values of the Underlying Index on the return of the Notes for each Coupon Period, which depends on whether there has been a closing value of the Underlying Index on any Index Business Day during such Coupon Period greater than 127.5% of the related Starting Value and on the Index Percentage Change. All of the hypothetical examples assume an investment in the Notes of $10, that the applicable Starting Value is 103.000, that the threshold for determining whether holders will receive a return based on the Index Percentage Change or the fixed return of 3% is 127.5% of the applicable Starting Value, that 127.5% of the applicable Starting Value is 131.325, that the term of the Coupon Period is one year and that an investment is made on the initial Issue Date and held to the Coupon Payment Date.

As demonstrated by the examples below, if the hypothetical closing value of the Underlying Index on every Index Business Day during each Coupon Period is less than or equal to 131.325, the return for such Coupon Period will be equal to the Index Percentage Change, and so long as the hypothetical applicable Ending Value is greater than the hypothetical applicable Starting Value and the Index Percentage Change is greater than 3%, the Coupon Amount will be greater than $0.30 (3% of $10 principal amount per Note) per Note. If, however, the hypothetical closing value of the Underlying Index on any Index Business Day during any Coupon Period is greater than 131.325, the Coupon Amount for such Coupon Period will be equal to $0.30 (3% of $10 principal amount per Note) per Note, regardless of whether the hypothetical applicable Ending Value is greater than or less than the hypothetical applicable Starting Value. The hypothetical return for each Coupon Period provided in the examples is only relevant to such Coupon Period. A hypothetical return for one Coupon Period is no indication of such return for a subsequent Coupon Period.

Hypothetical Starting Value of the Dow Jones-AIG Commodity IndexSM- Excess Return for Coupon Period	Hypothetical Ending Value of the Dow Jones-AIG Commodity IndexSM- Excess Return for Coupon Period	Hypothetical Index Percentage Change	Hypothetical Coupon Amount Payable
			No Closing Value Above Upside Threshold	A Closing Value Above Upside Threshold
103.000	46.350	-55.0%	3.0%	3.0%
103.000	51.500	-50.0%	3.0%	3.0%
103.000	56.650	-45.0%	3.0%	3.0%
103.000	61.800	-40.0%	3.0%	3.0%
103.000	66.950	-35.0%	3.0%	3.0%
103.000	72.100	-30.0%	3.0%	3.0%
103.000	77.250	-25.0%	3.0%	3.0%
103.000	82.400	-20.0%	3.0%	3.0%
103.000	87.550	-15.0%	3.0%	3.0%
103.000	92.700	-10.0%	3.0%	3.0%
103.000	97.850	-5.0%	3.0%	3.0%
103.000	103.000	0.0%	3.0%	3.0%
103.000	106.090	3.0%	3.0%	3.0%
103.000	108.150	5.0%	5.0%	3.0%
103.000	113.300	10.0%	10.0%	3.0%
103.000	118.450	15.0%	15.0%	3.0%
103.000	123.600	20.0%	20.0%	3.0%
103.000	131.325	27.5%	27.5%	3.0%
103.000	133.900	30.0%	NA	3.0%
103.000	139.050	35.0%	NA	3.0%
103.000	144.200	40.0%	NA	3.0%
103.000	149.350	45.0%	NA	3.0%
103.000	154.500	50.0%	NA	3.0%
103.000	159.650	55.0%	NA	3.0%

The examples are for purposes of illustration only. The actual Coupon Amount for each Coupon Period will depend on the actual closing values, the actual applicable Starting Value, the actual applicable Ending Value and the actual threshold and other relevant parameters for determining whether holders will receive a return based on the Index Percentage Change or the fixed return of 3% per Coupon Period.

Hypothetical Total Return on the Notes

The total return on the Notes will depend on the Coupon Amount for each of the five Coupon Periods during the term of the Notes. Each Coupon Amount payable for each Coupon Period, which can be as little as $0.30 (3% of $10 principal amount per Note) per Note, will depend on the closing value of the Underlying Index on every Index Business Day during such Coupon Period and will be based on the Index Percentage Change. Because the closing value of the Underlying Index may be subject to significant variations during each Coupon Period, it is not possible to present graphs illustrating a complete range of possible total returns on the Notes. The example of a hypothetical total return on the Notes set forth below is intended to illustrate the effect of different Coupon Amounts on the total return on the Notes, which each depends on whether there has been a closing value of the Underlying Index on any Index Business Day during each Coupon Period greater than 127.5% of the applicable Starting Value and on the Index Percentage Change. All of the hypothetical examples below assume an investment in the Notes of $10; that the threshold for determining whether holders will receive a return based on the Index Percentage Change during each Coupon Period or the fixed return is 127.5% of the applicable Starting Value during such Coupon Period; that the term of the Notes is five years and that an investment is made on the initial Issue Date and held to the Maturity Date.

Hypothetical Coupon Period 1: During the first Coupon Period, the closing value of the Underlying Index on every Index Business Day during such Coupon Period is less than or equal to 127.5% of the applicable Starting Value, and the Index Percentage Change is less than 3%.

•	Starting Value: 103.000

•	Ending Value: 92.700

•	Index Percentage Change: -10.00%

•	Coupon Amount: $0.30 (3% of $10 principal amount per Note) per Note

Hypothetical Coupon Period 2: During the second Coupon Period, the closing value of the Underlying Index on every Index Business Day during such Coupon Period is less than or equal to 127.5% of the applicable Starting Value, and the Index Percentage Change is greater than 3%.

•	Starting Value: 92.700

•	Ending Value: 111.240

•	Index Percentage Change: 20.00%

•	Coupon Amount: $2.00 (20% of $10 principal amount per Note) per Note

Hypothetical Coupon Period 3: During the third Coupon Period, the closing value of the Underlying Index on any Index Business Day during such Coupon Period is greater than 127.5% of the applicable Starting Value, and the Index Percentage Change is greater than 3%.

•	Starting Value: 111.240

•	Ending Value: 139.050

•	Index Percentage Change: 25.00%

•	Coupon Amount: $0.30 (3% of $10 principal amount per Note) per Note

Hypothetical Coupon Period 4: During the fourth Coupon Period, the closing value of the Underlying Index on any Index Business Day during such Coupon Period is greater than 127.5% of the applicable Starting Value, and the Index Percentage Change is less than 3%.

•	Starting Value: 139.050

•	Ending Value: 132.098

•	Index Percentage Change: -5.00%

•	Coupon Amount: $0.30 (3% of $10 principal amount per Note) per Note

Hypothetical Coupon Period 5: During the last Coupon Period, the closing value of the Underlying Index on every Index Business Day during such Coupon Period is less than or equal to 127.5% of the applicable Starting Value, and the Index Percentage Change is less than 3%.

•	Starting Value: 132.098

•	Ending Value: 133.418

•	Index Percentage Change: 1.00%

•	Coupon Amount: $0.30 (3% of $10 principal amount per Note) per Note

Total Return on the Underlying Index:	29.53%
Total Return on the Notes:	32.00% on a simple interest basis

The examples are for purposes of illustration only. The actual total return on the Notes, if any, will depend on the actual Coupon Amount payable on each Coupon Payment Date.

Discontinuance of the Dow Jones-AIG Commodity IndexSM-Excess Return

If Dow Jones and AIG-FP discontinue publication of the Dow Jones-AIG Commodity IndexSM-Excess Return or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Dow Jones-AIG Commodity IndexSM-Excess Return, then the value of the relevant index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the Calculation Agent of a successor index, the Calculation Agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If Dow Jones and AIG-FP discontinue publication of the Dow Jones-AIG Commodity IndexSM-Excess Return and a successor index is not selected by the Calculation Agent or is no longer published on any date of determination of the value of the Dow Jones-AIG Commodity IndexSM-Excess Return, the value to be substituted for the Dow Jones-AIG Commodity IndexSM-Excess Return for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the relevant index prior to any such discontinuance.

If Dow Jones and AIG-FP discontinue publication of the Dow Jones-AIG Commodity IndexSM-Excess Return prior to the determination of the relevant Coupon Amount and the Calculation Agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the relevant Coupon Amount and (b) a determination by the Calculation Agent that a successor index is available, the Calculation Agent will determine the value that is to be used in computing the value of the Dow Jones-AIG Commodity IndexSM-Excess Return or the relevant index as described in the preceding paragraph.

If a successor index is selected or the Calculation Agent calculates a value as a substitute for the relevant index as described above, the successor index or value will be substituted for the relevant index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones-AIG Commodity IndexSM-Excess Return may adversely affect the market value of the Notes. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Dow Jones-AIG Commodity IndexSM-Excess Return or a successor index is changed in any material respect, or if the Dow Jones-AIG Commodity IndexSM-Excess Return or a successor index is in any other way modified so that the value of the Dow Jones-AIG Commodity IndexSM-Excess Return or the successor index does not, in the opinion of the Calculation Agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of an index comparable to the Dow Jones-AIG Commodity IndexSM-Excess Return or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Dow Jones-AIG Commodity IndexSM-Excess Return or the successor index. Accordingly, if the method of calculating the Dow Jones-AIG Commodity IndexSM-Excess Return or the successor index is modified so that the value of the Dow Jones-AIG Commodity IndexSM-Excess Return or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of         % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, formerly known as The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The Calculation Agent for the Notes will be Citibank, N.A. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the Calculation Agent is also an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to the holders of the Notes. Citibank, N.A. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE DOW JONES-AIG COMMODITY INDEXSM-EXCESS RETURN

General

Unless otherwise stated, we have derived all information regarding the Dow Jones-AIG Commodity IndexSM-Excess Return provided in this pricing supplement, including its composition, method of calculation and changes in components, from Dow Jones, American International Group and AIG-FP, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, Dow Jones and AIG-FP. Dow Jones and AIG-FP are under no obligation to continue to publish, and may discontinue or suspend the publication of, the Dow Jones-AIG Commodity IndexSM-Excess Return at any time. Additionally, Dow Jones and AIG-FP can add, delete or substitute the components underlying the Dow Jones-AIG Commodity IndexSM-Excess Return or make other methodological changes that could change the level of the Dow Jones-AIG Commodity IndexSM-Excess Return. Dow Jones and AIG-FP have no obligation to consider the interests of the holders of the Notes in calculating or revising the Dow Jones-AIG Commodity IndexSM-Excess Return. We do not assume any responsibility for the accuracy or completeness of any information relating to the Dow Jones-AIG Commodity IndexSM-Excess Return.

The Dow Jones-AIG Commodity IndexSM-Excess Return reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the Dow Jones-AIG Commodity IndexSM-Excess Return. The value of the Dow Jones-AIG Commodity IndexSM-Excess Return is computed on the basis of hypothetical investments in the basket of commodities that make up the Dow Jones-AIG Commodity IndexSM-Excess Return.

The Notes are linked to the Dow Jones-AIG Commodity IndexSM-Excess Return and not the Dow Jones-AIG Commodity Index Total ReturnSM. The Dow Jones-AIG Commodity IndexSM-Excess Return reflects returns that are potentially available through an unleveraged investment in the components of that index. The Dow Jones-AIG Commodity Index Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Dow Jones-AIG Commodity IndexSM-Excess Return, reflects interest that could be earned on cash collateral invested in hypothetical one-month U.S. Treasury bills.

The Dow Jones-AIG Commodity IndexSM-Excess Return was established on July 14, 1998 to provide a diversified and liquid benchmark for physical commodities as an asset class. The Dow Jones-AIG Commodity IndexSM-Excess Return currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. The commodities (on which the futures contracts are based) included in the Dow Jones-AIG Commodity IndexSM-Excess Return for 2009 are aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts on the Dow Jones-AIG Commodity IndexSM-Excess Return are currently listed for trading on the Chicago Board of Trade (“CBOT”).

The Dow Jones-AIG Commodity IndexSM Advisory Committee and Supervisory Committee

Prior to January 1, 2007, the Dow Jones-AIG Commodity IndexSM Oversight Committee (the “Oversight Committee”) assisted Dow Jones and AIG-FP in connection with the operation of the Dow Jones-AIG Commodity Index SM-Excess Return. The Oversight Committee included prominent members of the financial, academic and legal communities and met annually to consider changes to be made to the Dow Jones-AIG Commodity IndexSM-Excess Return for the coming year.

Effective January 1, 2007, Dow Jones and AIG-FP replaced the Oversight Committee with a two-tier structure composed of an Advisory Committee and a Supervisory Committee. The purpose of this two-tier structure is to expand the breadth of input into the decision-making process, while also providing a mechanism for a more rapid reaction in the event of any market disruptions or extraordinary changes in market conditions that may affect the Dow Jones-AIG Commodity IndexSM-Excess Return.

The Supervisory Committee is currently composed of three individuals, one each from Dow Jones Indexes (a division of Dow Jones), AIG-FP and Banque AIG (a subsidiary of AIG-FP). The Advisory Committee currently consists of nine leading figures from the financial and academic communities. The Supervisory Committee will make all final decisions relating to the Index, given any advice and recommendations of the Advisory Committee.

As described in more detail below, the Dow Jones-AIG Commodity IndexSM-Excess Return is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Dow Jones-AIG Commodity IndexSM-Excess Return are determined each year in June or July by AIG-FP, announced in July and implemented the following January.

Four Main Principles Guiding the Creation of the Dow Jones-AIG Commodity IndexSM-Excess Return

The Dow Jones-AIG Commodity IndexSM-Excess Return was created using the following four main principles:

•

Economic significance.    The Dow Jones-AIG Commodity IndexSM-Excess Return is intended to represent the importance of a diversified group of commodities to the world economy. To achieve a fair representation, the Dow Jones-AIG Commodity IndexSM-Excess Return uses both liquidity data and U.S. dollar-weighted production data in determining the relative quantities of included commodities. The Dow Jones-AIG Commodity IndexSM-Excess Return primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Dow Jones-AIG Commodity IndexSM-Excess Return also relies on production data as a useful measure of the importance of a commodity to the world economy. Production data alone, however, may underestimate the economic significance of storable commodities (such as gold) relative to non-storable commodities (such as live cattle). Production data alone also may underestimate the investment value that financial market participants place on certain commodities, and/or the amount of commercial activity that is centered around various commodities. Put another way, production statistics alone do not necessarily provide as accurate a blueprint of economic importance as the pronouncements of the markets themselves. The Dow Jones-AIG Commodity IndexSM-Excess Return thus relies on data that is both an inherent aspect of the futures market (liquidity) and external to the futures market (production) in determining relative weightings.

•

Diversification.    A second major goal of the Dow Jones-AIG Commodity IndexSM-Excess Return is to provide diversified exposure to commodities as an asset class. As described further below, diversification rules have been established and are applied annually.

•

Continuity.    The third goal of the Dow Jones-AIG Commodity IndexSM-Excess Return is to be responsive to the changing nature of commodity markets in a manner that does not completely reshape the character of the index from year to year. The Dow Jones-AIG Commodity IndexSM-Excess Return is intended to provide a stable benchmark.

•

Liquidity.    Another goal of the Dow Jones-AIG Commodity IndexSM-Excess Return is to provide a highly liquid index. The explicit inclusion of liquidity as a weighting factor helps to ensure that the Dow Jones-AIG Commodity IndexSM-Excess Return can accommodate substantial investment flows. The liquidity of an index affects transaction costs associated with current investments. It also may affect the reliability of historical price performance.

Daily Calculations

The Dow Jones-AIG Commodity IndexSM-Excess Return is calculated daily by Dow Jones, in conjunction with AIG-FP, by applying the impact of the changes to the futures prices of commodities included in the Dow Jones-AIG Commodity IndexSM-Excess Return (based on their relative weightings) to the previous day’s Dow Jones-AIG Commodity IndexSM-Excess Return value. Since the futures contracts included in the Dow Jones-AIG Commodity IndexSM-Excess Return are for physical commodities, they must be rolled periodically according to a fixed schedule in order to maintain exposure to the underlying commodities without taking delivery. The rollover for each contract occurs over a period of five business days during such applicable period.

Annual Reweightings and Rebalancings of the Dow Jones-AIG Commodity IndexSM-Excess Return

The Dow Jones-AIG Commodity IndexSM-Excess Return is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Dow Jones-AIG Commodity IndexSM-Excess Return are determined each year in June by AIG-FP, under the supervision of the Advisory and Supervisory Committees, announced in July and implemented the following January. The composition of the Index for 2009 was approved by the Supervisory Committee at a meeting held in August 2008.

Determination of Relative Weightings

The relative weightings of the component commodities included in the Dow Jones-AIG Commodity Index SM-Excess Return are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 shares, respectively. Each June, for each commodity designated for potential inclusion in the Dow Jones-AIG Commodity IndexSM-Excess Return, liquidity is measured by the Commodity Liquidity Percentage (“CLP”) and production by the Commodity Production Percentage (“CPP”). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic U.S. dollar value of the futures contract selected as the reference contract for that commodity (the “Designated Contract”), and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the Dow Jones-AIG Commodity IndexSM-Excess Return. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic U.S. dollar value of the Designated Contract, and dividing the result by the sum of such production figures for all the commodities that were designated for potential inclusion in the Dow Jones-AIG Commodity IndexSM-Excess Return. The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (“CIP”) for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities that will be included in the Dow Jones-AIG Commodity IndexSM-Excess Return (the “Index Commodities”) and their respective percentage weights, as described below.

Commodity Index Multipliers

Subject to the Diversification Rules discussed below, CIPs are incorporated into the Dow Jones-AIG Commodity IndexSM-Excess Return by calculating the new unit weights for each Index Commodity. On the fourth business day of each new calendar year (the “CIM Determination Date”), the CIPs, along with the settlement prices on that date for Designated Contracts included in the Dow Jones-AIG Commodity IndexSM-Excess Return, are used to determine a “Commodity Index Multiplier” or “CIM” for each Index Commodity. This CIM is used to achieve the percentage weightings of the Index Commodities, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Diversification Rules

The Dow Jones-AIG Commodity IndexSM-Excess Return is designed to provide diversified exposure to commodities as an asset class. To ensure that no single commodity or commodity sector dominates the index, the index relies on several diversification rules, which are applied annually when the Dow Jones-AIG Commodity IndexSM-Excess Return is reweighted and rebalanced on a price-percentage basis. The following diversification rules are applied to the annual reweighting and rebalancing of the Dow Jones-AIG Commodity IndexSM-Excess Return as of January of the applicable year:

•	No related group of commodities (e.g., energy, precious metals, livestock, or grains) may constitute more than 33% of the index.

•	No single commodity (e.g., natural gas or silver) may constitute more than 15% of the index.

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the index.

•	No single commodity that is in the index may constitute less than 2% of the index.

Following the annual reweighting and rebalancing of the Dow Jones-AIG Commodity IndexSM-Excess Return in January, the percentage of any single commodity or group of commodities will fluctuate and may exceed or be less than the percentages set forth below.

Commodities Available for Inclusion in the Dow Jones-AIG Commodity IndexSM-Excess Return

Commodities have been selected which are believed to be sufficiently significant to the world economy to merit consideration and which are the subject of a qualifying related futures contract. The 23 potential commodities currently are aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, live cattle, lean hogs, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat and zinc.

The 19 Index Commodities selected for 2009 are aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc.

Designated Contracts

A futures contract known as a Designated Contract is selected for each commodity. With the exception of several London Metal Exchange (“LME”) contracts, where AIG-FP believes that there exists more than one futures contract with sufficient liquidity to be chosen as a designated contract for a commodity, AIG-FP selects the futures contract that is traded in North America and denominated in dollars. If more than one such contract exists, AIG-FP selects the most actively traded contract. This process is reviewed by the Advisory and Supervisory Committees. Data concerning this Designated Contract will be used to calculate the Dow Jones-AIG Commodity IndexSM-Excess Return. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available to replace that Designated Contract. The Designated Contracts for the commodities included in the Dow Jones-AIG Commodity IndexSM-Excess Return for 2009 are as follows:

Commodity	Designated Contract	Exchange	Units	Price Quote	Target Weighting***
Aluminum	High Grade Primary Aluminum	LME	25 metric tons	US$/metric ton	7.00%
Coffee	Coffee “C”	NYBOT	37,500 lbs	cents/pound	2.97%
Copper*	High Grade Copper	COMEX	25,000 lbs	cents/pound	7.31%
Corn	Corn	CBOT	5,000 bushels	cents/bushel	5.72%
Cotton	Cotton	NYCE	50,000 lbs	cents/pound	2.27%
Crude Oil	Light, Sweet Crude Oil	NYMEX	1,000 barrels	US$/barrel	13.75%
Gold	Gold	COMEX	100 troy oz.	US$/troy oz.	7.86%
Heating Oil	Heating Oil	NYMEX	42,000 gallons	cents/gallon	3.65%
Live Cattle	Live Cattle	CME	40,000 lbs	cents/pound	4.29%
Lean Hogs	Lean Hogs	CME	40,000 lbs	cents/pound	2.40%
Natural Gas	Henry Hub Natural Gas	NYMEX	10,000 mmbtu	US$/mmbtu	11.89%
Nickel	Primary Nickel	LME	6 metric tons	US$/metric ton	2.88%
Silver	Silver	COMEX	5,000 troy oz.	cents/troy oz.	2.89%
Soybeans	Soybeans	CBOT	5,000 bushels	cents/bushel	7.60%
Soybean Oil	Soybean Oil	CBOT	60,000 lbs	cents/pound	2.88%
Sugar	World Sugar No. 11	CSCE	112,000 lbs	cents/pound	2.99%
Unleaded Gasoline**	Reformulated Blendstock for Oxygen Blending	NYMEX	42,000 gal	cents/gallon	3.71%
Wheat	Wheat	CBOT	5,000 bushels	cents/bushel	4.80%
Zinc	Special High Grade Zinc	LME	25 metric tons	US$/metric ton	3.14%

*

The Dow Jones-AIG Commodity IndexSM-Excess Return uses the High Grade Copper contract traded on the COMEX division of the New York Mercantile Exchange for copper contract prices and LME volume data in determining the weighting for the Index.

**	As announced by the Oversight Committee on March 3, 2006, The New York Harbour Unleaded Gasoline (HU) contract was replaced in April 2006 by the Reformulated Gasoline Blendstock for Oxygen Blending (RB) futures contract. The transition occurred during the regularly scheduled April 2006 Roll Period. The last HU contract was the May 2006 expiration. The first RB contract was the July 2006 expiration. No changes to the Commodity Index Multipliers occurred as a result of this transition.
***

Reflects the approximate weightings of the 19 commodities included in the Dow Jones-AIG Commodity IndexSM-Excess Return as approved by the Supervisory Committee in August 2008, which became effective in January 2009.

In addition to the commodities set forth in the above table, cocoa, lead, platinum and tin also are considered for inclusion in the Dow Jones-AIG Commodity IndexSM-Excess Return.

Commodity Groups

For purposes of applying the diversification rules discussed above, the commodities available for inclusion in the Dow Jones-AIG Commodity IndexSM-Excess Return are assigned to “Commodity Groups.” The Commodity Groups, and the commodities currently included in each Commodity Group, are as follows:

Commodity Group:	Target Weighting*:	Commodities:	Commodity Group:	Target Weighting*:	Commodities:
Energy	33.00%	Crude Oil	Livestock	6.69%	Live Cattle
		Heating Oil			Lean Hogs
		Natural Gas
		Unleaded Gasoline	Grains	18.12%	Corn
					Soybeans
Precious Metals	10.75%	Gold			Wheat
		Silver
			Softs	8.23%	Cotton
					Sugar
Industrial Metals	20.33%	Aluminum			Coffee
		Copper
		Nickel	Vegetable Oil	2.88%	Soybean Oil
		Zinc

*

Reflects the approximate weightings of the seven Commodity Groups of the Dow Jones-AIG Commodity IndexSM-Excess Return as approved by the Supervisory Committee in August 2008, which became effective in January 2009.

The Dow Jones-AIG Commodity IndexSM-Excess Return Is a Rolling Index

The Dow Jones-AIG Commodity IndexSM-Excess Return is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying physical commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. The rollover for each contract occurs over a period of five business days each month according to a pre-determined schedule. This process is known as “rolling” a futures position.

Dow Jones-AIG Commodity IndexSM-Excess Return Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the Dow Jones-AIG Commodity IndexSM-Excess Return will be adjusted in the event that AIG-FP determines that any of the following index calculation disruption events exists:

•	the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Dow Jones-AIG Commodity IndexSM-Excess Return on that day;

•

the settlement price of any futures contract used in the calculation of the Dow Jones-AIG Commodity IndexSM-Excess Return reflects the maximum permitted price change from the previous day’s settlement price;

•	the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Dow Jones-AIG Commodity IndexSM-Excess Return; or

with respect to any futures contract used in the calculation of the Dow Jones-AIG Commodity Index SM-Excess Return that trades on the LME, a business day on which the LME is not open for trading.

Historical Data on the Dow Jones-AIG Commodity IndexSM-Excess Return

Monthly High and Low Closing Values

The following table sets forth the high and low closing values of the Dow Jones-AIG Commodity Index SM-Excess Return for each month in the period from January 2004 through January 2009. These historical data on the Dow Jones-AIG Commodity Index SM-Excess Return are not indicative of the future performance of the Dow Jones-AIG Commodity IndexSM-Excess Return or what the market value of the Notes may be. Any historical upward or downward trend in the value of the Dow Jones-AIG Commodity IndexSM-Excess Return during any period set forth below is not an indication that the Dow Jones-AIG Commodity IndexSM-Excess Return is more or less likely to increase or decrease at any time during the term of the Notes.

	2004		2005		2006		2007		2008		2009
	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
January	142.310	136.818	148.308	142.180	174.224	167.005	166.094	155.880	192.483	181.157	123.458	110.292
February	146.445	137.297	156.886	142.412	172.555	159.726	173.503	163.863	216.462	189.845
March	151.691	143.887	165.246	155.779	167.351	158.780	172.328	165.935	219.093	197.334
April	151.567	144.194	162.389	151.961	180.014	164.723	174.351	170.830	215.210	199.566
May	152.368	146.902	152.610	146.078	187.628	174.572	174.819	170.082	220.410	204.003
June	154.994	143.289	161.403	152.390	178.913	165.352	176.484	168.522	234.115	212.954
July	147.800	144.229	160.175	154.107	179.962	170.890	174.536	168.736	237.953	203.180
August	149.104	142.634	172.158	160.824	179.534	168.868	170.820	161.062	204.346	187.152
September	153.175	140.991	179.069	165.901	170.647	156.587	179.715	166.848	183.773	167.391
October	159.294	152.005	178.816	166.516	169.786	156.075	183.524	172.123	167.484	126.196
November	156.223	149.589	167.611	163.358	175.214	166.163	184.918	177.247	137.628	117.454
December	149.883	141.271	180.240	168.383	174.590	165.755	185.568	176.216	118.201	106.092

On February 25, 2009, the closing value of the Dow Jones-AIG Commodity IndexSM-Excess Return was 105.299.

The following graph illustrates the historical performance of the Dow Jones-AIG Commodity IndexSM-Excess Return based on the closing value thereof on each Index Business Day from January 5, 2004 through February 25, 2009. Past movements of the Dow Jones-AIG Commodity IndexSM-Excess Return are not indicative of future index values.

License Agreement

“Dow Jones,” “AIG®” “Dow Jones-AIG Commodity IndexSM,” and “Dow Jones-AIGCISM” are service marks of Dow Jones and American International Group, as the case may be, and have been licensed for use for certain purposes by Citigroup Global Markets Inc. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in such product(s).

Dow Jones, AIG-FP and Citigroup Global Markets Inc. have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets Inc., and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the Commodity Index, in connection with certain securities, including the Notes.

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates to Citigroup Global Markets Inc. is the licensing of certain trademarks, trade names and service marks and of the Dow Jones-AIG Commodity IndexSM, which are determined, composed and calculated by Dow Jones in conjunction with AIG-FP without regard to Citigroup Global Markets Inc. or the Notes. Dow Jones and AIG-FP have no obligation to take the needs of Citigroup Global Markets Inc. or the owners of the Notes into consideration in determining, composing or calculating the Dow Jones-AIG Commodity IndexSM. None of Dow Jones, American International Group,

AIG-FP or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to holders of the Notes, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, AIG-FP, American International Group and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by Citigroup Global Markets Inc., but which may be similar to and competitive with the Notes. In addition, American International Group, AIG-FP and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-AIG Commodity IndexSM ), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-AIG Commodity IndexSM and the Notes.

This pricing supplement relates only to the Notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-AIG Commodity IndexSM components. Purchasers of the Notes should not conclude that the inclusion of a futures contract in the Dow Jones-AIG Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates. The information in this pricing supplement regarding the Dow Jones-AIG Commodity IndexSM components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-AIG Commodity IndexSM components in connection with the Notes. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-AIG Commodity IndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP GLOBAL MARKETS INC., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG CITIGROUP GLOBAL MARKETS INC., OTHER THAN AMERICAN INTERNATIONAL GROUP.

All disclosures contained in this pricing supplement regarding the Dow Jones-AIG Commodity IndexSM, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by Dow Jones, American International Group, or AIG-FP. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations material to the purchase, ownership and disposition of the Notes. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is a holder or a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

U.S. Holders

Receipt of Contingent Coupons.    Amounts received as contingent coupons on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with such U.S. Holder’s method of tax accounting).

Purchase, Sale and Retirement of Notes.    Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the U.S. Holder’s tax basis in such Note. A U.S. Holder’s tax basis in a Note generally will equal the cost of such Note to such holder. Gain or loss recognized by a U.S. Holder generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the Internal Revenue Service (“IRS”) relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-U.S. Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on the payments of the contingent coupons on the Notes, provided that the Non-U.S. Holder certifies on IRS Form W-8BEN (or a successor form), under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address or otherwise satisfies applicable documentation requirements and the payments are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or, where a tax treaty applies, are not attributable to a United States permanent establishment). Any gain realized on the sale of Notes by a Non-U.S. Holder will generally be exempt from U.S. federal income and withholding tax unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to payments of the contingent coupons on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

U.S. Federal Estate Tax

A Note beneficially owned by a non-U.S. Holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets $             principal amount of the Notes (             Notes) for $9.675 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of not more than $0.300 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of not more than $0.300 per Note on sales to certain other dealers. Citigroup Global Markets will pay the Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, a fixed sales commission of $0.300 for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

Application will be made to list the notes on NYSE Arca under the symbol “MKN.”

In order to hedge its obligations under the Notes, Citigroup Funding Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Market Value of the Notes May Be Affected by Purchases and Sales of the Futures Contracts Included in the Underlying Index or Related Derivative Instruments by Affiliates of Citigroup Funding” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)	a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i)	the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii)	no consideration is or will be given for the transfer; or

(iii)	the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)

if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

3% Minimum Coupon

Principal Protected Notes

Based Upon the

Dow Jones-AIG Commodity IndexSM-Excess Return Index

Due 2014

($10 Principal Amount per Note)

Any Payments Due from

Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                         , 2009

(Including Prospectus Supplement

Dated February 18, 2009 and

Prospectus Dated February 18, 2009)